Trust for Investment Grade Florida Municipals (VTF)

	An Annual Meeting of Shareholders of the Fund was held on June 27,2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 3,799,366 shares voted in his favor and 57,388 shares withheld. With regards to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Fund 3,800,923 shares voted in his favor and 55,831 shares withheld. With regards to the election of Theodore A. Meyers as elected trustee by the preferred shareholders of the Fund 1,531 shares voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2000 were David C. Arch, Howard J.
Kerr, Rod Dammeyer and Wayne W. Whalen .